February 7, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549-0404

Attention: John Reynolds

Re: The Wet Seal, Inc.

Form 10-K for the Fiscal year Ended February 3, 2007

Filed April 17, 2007

File No. 000-18632

Ladies and Gentlemen:

This is in response to your correspondence dated January 30, 2008. For your convenience we have repeated the question number and your question before providing our response.

Compensation Discussion and Analysis, page 12

1. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. Please confirm that in future filings, you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses reasonable risk of competitive harm.

We confirm that, in future filings, we will disclose the specific performance targets used to determine incentive amounts or will provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent we determine it is appropriate to omit specific targets, we will ensure we provide as much detail as is necessary without providing information that poses a reasonable risk of competitive harm.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need additional information.

Very truly yours,

/s/ Steven H. Benrubi

Steven H. Benrubi

Executive Vice President & Chief Financial Officer

The Wet Seal, Inc.